 Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
(P.O. Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Gammon Reports Increasing Production at Ocampo in the Second Quarter 2010 -
Ocampo Nearing or Exceeding Designed Key Performance Targets

Halifax, July 15, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to provide preliminary second quarter results for its Ocampo mine as well as on a consolidated basis. All figures reported are in U.S. dollars unless otherwise indicated.

Second Quarter Ocampo Operational Highlights

For the second quarter the Ocampo mine reported steadily improving productivity. In the quarter the Ocampo mine produced 24,963 gold ounces and 1,066,998 silver ounces, or 44,363 gold equivalent ounces using the Company’s long-term gold-to-silver ratio of 55:1 (41,362 gold equivalent ounces, using the realized gold-to-silver ratio of 65:1).

Total cash costs in the second quarter at Ocampo were $427 per gold equivalent ounce using the Company’s long-term gold-to-silver ratio of 55:1 ($459 per gold equivalent ounce, using the realized gold- to-silver ratio of 65:1).

Utilizing Ocampo’s silver revenues as a by-product cost credit, second quarter total cash costs were negative $43 per gold ounce.

In comparison to the first quarter, second quarter gold production at Ocampo increased by 14% and silver production increased by 11%, while cash costs declined month over month throughout the second quarter.

Most recently, the Company completed a number of capital projects including:

Commissioning of the three remaining cyclones, which completed the Phase III Ocampo mill expansion program (April).

Commissioning of the seventh thickener was completed in early July and the sixth leach tank will be commissioned within the week. Both items are key components of the Ocampo mill redundancy program and are critical to continued improvements in silver recovery efficiencies.

Installation of an upgraded gear box at the Ocampo overland conveyor system, which is expected to allow the conveyor system to reach the higher end of the targeted rate of between 10-12,000 tonnes per day commencing mid-July.

154 contract miners, including supervisors, surveyors, geologists and maintenance personnel, as well as 30 pieces of key underground mining fleet equipment from El Cubo have been redeployed to the Ocampo mine to expand underground operations. The workers are currently on site at Ocampo and are part of the regular manning rotation roster.

These additional workers and equipment have been deployed to focus primarily on advancing development at the Santa Eduviges, Belen, San Amado, Jesus Maria, Maria, Molinas Southwest, Rosario, and the southern extensions of Aventurero discoveries. These recent discoveries are not included in the 2009 Reserve and Resources statement.

Ocampo Production and Cash Costs(1)
Production	Q1 2010	Q2 2010
Gold Ounces Produced	21,855	24,963
Silver Ounces Produced	960,817	1,066,998
Gold Equivalency Rate (Realized)	66	65
Gold Eq. Ounces Produced (Realized)	36,546	41,362
Gold Eq. Ounces Produced (55:1)(2)	39,325	44,363
Total Cash Costs	Q1 2010	Q2 2010
Cash Costs per Gold Eq. Ounce (Realized)(1)	$458	$459
Cash Costs per Gold Eq. Ounce (55:1)(1)(2)	$423	$427
Cash Costs per Gold Ounce(1)	$8	($43)
(1) Cash costs for the second quarter 2010 have not been finalized and are subject to adjustment
(2) Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Ocampo Key Performance Indicators Nearing or Exceeding Design Targets

During the second quarter, the Ocampo mine reported improvements in key operating metrics. The table below presents the performance on key operational metrics for this period.

Ocampo Key Performance Metrics – Second Quarter 2010
Production	Apr-10	May-10	Jun-10	Q2-2010
Gold Ounces Produced	6,816	8,467	9,680	24,963
Silver Ounces Produced	279,445	364,227	423,326	1,066,998
Gold Equivalency Rate (Realized)	63	65	66	65
Gold Eq. Ounces Produced (Realized)	11,228	14,047	16,087	41,362
Gold Eq. Ounces Produced (55:1)(2)	11,897	15,089	17,377	44,363
Total Cash Costs	Apr-10	May-10	Jun-10	Q2 2010
Cash Costs per Gold Eq. Ounce (Realized)(1)	499	450	439	459
Cash Costs per Gold Eq. Ounce (55:1)(1)(2)	471	419	406	427
Underground Mining	Apr-10	May-10	Jun-10	Q2 2010
Average tonnes mined per day	1,339	1,368	1,490	1,399
Head grade Gold (g/t)	1.70	2.20	2.70	2.22
Head grade Silver (g/t)	102.6	145.4	163.0	138.1
Ocampo NE underground development (metres)	1,204	1,431	1,512	4,147
Santa Eduviges development (metres)	194	214	190	598
Total underground development (metres)	1,398	1,645	1,702	4,745
Open Pit Mining	Apr-10	May-10	Jun-10	Q2 2010
Average tonnes mined per day	104,793	104,128	100,396	103,117
Head grade Gold (g/t)	0.47	0.48	0.57	0.50
Head grade Silver (g/t)	25.0	27.3	33.5	28.2

Milling	Apr-10	May-10	Jun-10	Q2 2010
Average tonnes milled per day	3,045	3,242	3,258	3,182
Mill grade Gold (g/t)	1.52	1.62	1.99	1.71
Mill grade Silver (g/t)	78.5	98.0	117.9	98.6
Gold recovery (%)	95%	95%	97%	95%
Silver recovery (%)	79%	80%	82%	80%
Heap Leach Processing	Apr-10	May-10	Jun-10	Q2 2010
Average tonnes processed per day	8,771	10,726	10,529	10,017
Head grade Gold (g/t)	0.37	0.38	0.43	0.40
Head grade Silver (g/t)	21.47	21.02	25.16	22.6

(1) Cash costs for the second quarter 2010 have not been finalized and are subject to adjustment
(2) Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

Second Quarter Consolidated Production

As previously disclosed, the Company’s consolidated metal production in the quarter was negatively impacted by an alleged illegal labour disruption at the El Cubo mine that began on June 2, 2010. As a result of this disruption, there was negligible production reported from the El Cubo mine in June. Operations at El Cubo have been suspended indefinitely and the mine has been placed on care and maintenance.

  On a consolidated basis, the Company produced 29,438 ounces of gold and 1,294,572 ounces of silver, or 52,975 gold equivalent ounces, using the Company’s gold-to-silver ratio of 55:1. (49,379 gold equivalent ounces, using the realized gold-to-silver ratio of 65:1).

  On a consolidated basis, total cash costs are expected to be $493 per gold equivalent ounce, using the Company’s gold-to-silver ratio of 55:1. ($529 per gold equivalent ounce, using the realized gold-to- silver ratio of 65:1).

Second Quarter 2010 Consolidated Production and Cash Costs(1)
Production	Q1 2010	Q2 2010
Gold Ounces Produced	28,431	29,438
Silver Ounces Produced	1,284,071	1,294,572
Gold Equivalency Rate (Realized)	66	65
Gold Eq. Ounces Produced (Realized)	48,061	49,379
Gold Eq. Ounces Produced (55:1)(2)	51,778	52,975
Total Cash Costs
Cash Costs per Gold Eq. Ounce (Realized)(1)	$530	$529
Cash Costs per Gold Eq. Ounce (55:1)(1)(2)	$490	$493
Cash Costs per Gold Ounce(1)	$125	$62
(1) Cash costs for the second quarter 2010 have not been finalized and are subject to adjustment
(2) Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico.

It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has significantly increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
(416) 646-3825	(902) 468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mill and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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